FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2005

HOLMES FINANCING (No 8) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . .

Holmes Financing (No. 8) PLC
Profit & Loss Account
Period ended 17 October 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	36,237	37,031
Interest receivable - Cash collateral	4,745	335
Interest receivable - Cash deposits	3	3
	40,986	37,369

Interest payable - Notes	(36,237)	(37,031)
Interest payable - CSFB	(4,745)	(335)
	(40,983)	(37,366)

Net operating income	3	3

Fair value derivative	(226)	587
Operating expenses	-	-

Profit on ordinary activities before taxation	(223)	590

Taxation	-	-

Profit on ordinary activities after taxation	(223)	590

Dividend	-	-

Retained profit brought forward	(620)	(1,209)

Retained profit carried forward	(843)	(620)

Holmes Financing (No. 8) PLC
Balance Sheet
Period ended 17 October 2005

		£'000

Fixed asset investments
Loans to Funding		2,890,194

Current assets
Accrued interest receivable	4,375
Cash at bank	16
Cash collateral	30,270
	34,660

Creditors: Amounts falling due within one year
Fair value derivative	846
Accrued interest payable	4,375
	5,220

Net current assets		29,440

Total assets less current liabilities		2,919,634

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(2,890,194)
Amount due to CSFB		(30,270)
Net assets		(830)

Capital and reserves
Share capital		13
Reserves		(843)
		(830)

Holmes Financing (No. 8) PLC
Notes Outstanding
Period Ended 17 October 2005

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43638VAA98	US$	1 month USD Libor
Series 1 Class B	US43638VAB71	US$	3 month USD Libor
Series 1 Class C	US43638VAC54	US$	3 month USD Libor
Series 2 Class A	US43638VAD38	US$	3 month USD Libor
Series 2 Class B	US43638VAE11	US$	3 month USD Libor
Series 2 Class C	US43638VAF85	US$	3 month USD Libor
Series 3 Class A	XS0188149867	EUR	3 month Euribor
Series 3 Class B	XS0188150014	EUR	3 month Euribor
Series 3 Class C	XS0188150105	EUR	3 month Euribor
Series 4 Class A1	XS0188150287	GBP	3 month Sterling Libor
Series 4 Class A2	US43638VAG68	US$	3 month USD Libor
Series 4 Class B	XS0188150444	GBP	3 month Sterling Libor
Series 4 Class C	XS0188150527	GBP	3 month Sterling Libor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	April 2005	April 2005	-5	N/A
Series 1 Class B	January 2009	April 2005	13	26
Series 1 Class C	January 2009	April 2005	62	162
Series 2 Class A	January 2009	January 2007	8	16
Series 2 Class B	January 2009	January 2007	17	34
Series 2 Class C	January 2009	January 2007	72	172
Series 3 Class A	January 2009	October 2008	15	30
Series 3 Class B	January 2009	October 2008	27	54
Series 3 Class C	January 2009	October 2008	85	185
Series 4 Class A1	January 2009	January 2009	15	30
Series 4 Class A2	January 2009	January 2009	14	28
Series 4 Class B	January 2009	January 2009	30	60
Series 4 Class C	January 2009	January 2009	90	190

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Monthly	N/A	P-1	A-1+	F1+
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A	Quarterly	17-Jan-2006	Aaa	AAA	AAA
Series 2 Class B	Quarterly	17-Jan-2006	Aa3	AA	AA
Series 2 Class C	Quarterly	17-Jan-2006	Baa2	BBB	BBB
Series 3 Class A	Quarterly	17-Jan-2006	Aaa	AAA	AAA
Series 3 Class B	Quarterly	17-Jan-2006	Aa3	AA	AA
Series 3 Class C	Quarterly	17-Jan-2006	Baa2	BBB	BBB
Series 4 Class A1	Quarterly	17-Jan-2006	Aaa	AAA	AAA
Series 4 Class A2	Quarterly	17-Jan-2006	Aaa	AAA	AAA
Series 4 Class B	Quarterly	17-Jan-2006	Aa3	AA	AA
Series 4 Class C	Quarterly	17-Jan-2006	Baa2	BBB	BBB

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,850,000,000	$0	$0	$0
Series 1 Class B	$62,900,000	$0	$0	$0
Series 1 Class C	$107,300,000	$0	$0	$0
Series 2 Class A	$1,500,000,000	$1,500,000,000	$0	$1,500,000,000
Series 2 Class B	$51,000,000	$51,000,000	$0	$51,000,000
Series 2 Class C	$87,000,000	$87,000,000	$0	$87,000,000
Series 3 Class A	€990,000,000	€990,000,000	€0	€990,000,000
Series 3 Class B	€34,000,000	€34,000,000	€0	€34,000,000
Series 3 Class C	€57,500,000	€57,500,000	€0	€57,500,000
Series 4 Class A1	£900,000,000	£900,000,000	£0	£900,000,000
Series 4 Class A2	$500,000,000	$500,000,000	$0	$500,000,000
Series 4 Class B	£39,900,000	£39,900,000	£0	£39,900,000
Series 4 Class C	£68,000,000	£68,000,000	£0	£68,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	UBS		Aa2 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class B	UBS		Aa2 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class C	UBS		Aa2 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class A	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 2 Class B	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 2 Class C	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 3 Class A	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 3 Class B	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 3 Class C	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 4 Class A1	GBP - n/a
Series 4 Class A2	CSFB		Aa3 and P-1 / A-1 / F1+	below A1 or P-1 / A-1+ / F1	Collateralised
Series 4 Class B	GBP - n/a
Series 4 Class C	GBP - n/a

Holmes Funding Limited
Profit & Loss Account
Period ended 17 October 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	154,090	156,838
Interest receivable - Cash Deposits	7,914	15,256
Gain/(Loss) on fair value of interest rate swap	695	(20,315)
	162,699	151,778

Interest payable - Inter-company loans	(153,231)	(165,903)
Interest payable - Start up loans	(430)	(446)
	(153,661)	(166,348)

Net operating income	9,038	(14,570)

Other income	8,559	5,311
Provisions	(1,025)	(337)
Expenses	(4,078)	(4,135)
Start up costs amortisation	(1,247)	(1,410)
Deferred consideration	(11,231)	15,157

Profit/(loss) on ordinary activities before taxation	16	16

Taxation	(5)	(5)

Profit/(loss) on ordinary activities after taxation	11	11

Dividend	-	-

Retained profit/(loss) brought forward	1,350	1,339

Retained profit/(loss) carried forward	1,362	1,350

Holmes Funding Limited
Balance Sheet
Period ended 17 October 2005

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		11,036,840
Beneficial interest in Trust cash at bank
Fair value of interest rate swap		(20,669)

Current assets
Amounts owed by Trustee	80,832
Deferred expenditure (costs of securing)	7,150
Sundry debtors	-
Deferred taxation / group relief receivable	-
Cash at bank:
Reserve funding	338,070
Transaction account	1,793
Funding GIC account	884,831
	1,312,676

Creditors: Amounts falling due within one year
Deferred consideration creditor	200,583
Interest payable - start up loans	1,299
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	247,781
Corporation Taxation	26
	449,689

Net current assets		862,988

Total assets less current liabilities		11,879,159

Creditors: Amounts falling due after more than one year
Inter-company loans		(11,843,732)
Start up loans		(34,065)

Net assets		1,362

Capital and reserves
Share capital (£2)		-
Reserves		1,362
		1,362

Holmes Funding Limited
Notes to Balance Sheet
Period ended 17 October 2005

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			Nil

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	338,000		-	70,000

Initial closing reserve funds	338,000		-	70,000
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	-		-	-
Closing reserve balance	338,000		-	70,000

Target reserve funds	338,000		-	70,000

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550		4,550	-
Second start up loan (incl. accrued interest)	4,535		4,535	-
Third start up loan	5,809		5,809	-
Fourth start up loan	2,473		2,473	-
Fifth start up loan	1,652		1,652	-
Sixth start up loan	1,888		1,888	-
Seventh start up loan	1,152		1,152	-
Eigth start up loan	12,006		12,006	-
Closing balance	34,065		34,065	-

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 17 October 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	409,282	393,724
Interest receivable - Cash Deposits	12,623	6,452
	421,904	400,176

Interest payable - Mortgages	(409,282)	(393,724)
Interest payable - Cash Deposits	(12,623)	(6,452)
	(421,904)	(400,176)

Net operating income	-	-

Fees receivable	9,161	6,873
Fees payable	(9,161)	(6,873)

Operating expenses	(3,592)	(3,692)
Provision charges	(2,480)	(733)
Other income	6,073	4,424

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 17 October 2005

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,600,765

Current assets
Bank interest receivable	1,475
Cash at bank	389,028
Amounts due from Seller	19,905
Other debtors	4
Accrued interest receivable	59,458
	469,869

Creditors: Amounts falling due within one year
Amounts due to Funding	80,832
Sundry creditors	10
	80,841

Net current assets		389,028

Total assets less current liabilities		29,989,793

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(18,563,925)
Funding share of mortgage loans		(11,036,840)

Seller share of cash at bank		(389,028)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 8) PLC

Dated: 11 th November 2005	By / s / Karen Carson
(Authorised Signatory)